Exhibit 12.3

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended June 30,			Year Ended December 31,
	2018		2017	2017	2016	2015	2014	2013
Earnings:
Income (loss) before discontinued operations, equity in earnings and noncontrolling interests	$(41,624)		$93,727	$134,110	$75,935	$103,756	$242,675	$105,006
Fixed charges less capitalized interest	107,970		111,266	218,680	216,318	229,458	239,844	231,934
Distributed income of equity investees	9,669		9,640	22,373	16,603	21,095	21,866	15,995
Equity in losses of equity investees for which charges arise from guarantees	—		—	—	—	(197)	(63)	(44)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(65)		(80)	(448)	(127)	(152)	(273)	(3,069)
Total earnings	$75,950		$214,553	$374,715	$308,729	$353,960	$504,049	$349,822

Fixed charges (1):
Interest expense (2)	$107,970		$111,266	$218,680	$216,318	$229,458	$239,844	$231,934
Capitalized interest	1,538		1,224	2,222	2,302	4,153	7,246	5,837
Total fixed charges	$109,508		$112,490	$220,902	$218,620	$233,611	$247,090	$237,771

Ratio of earnings to fixed charges	—	(3)	1.91	1.70	1.41	1.52	2.04	1.47

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Earnings were inadequate to cover fixed charges for the six months ended June 30, 2018 by $33,558.